SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                             AMENDMENT NO. 10
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              Cherokee, Inc.
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                             (Name of Issuer)


                  Common Stock, par value $.01 per share
------------------------------------------------------------------
                      (Title of Class of Securities)


                                 16444H102
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                              (CUSIP Number)


                             Timothy G. Ewing
                           Value Partners, Ltd.
                         c/o Fisher Ewing Partners
                              Suite 4660 West
                             2200 Ross Avenue
                           Dallas, Texas  75201
                              (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 22, 1997
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with this statement [   ].

CUSIP NO. 16444H102      Amendment No. 10                Page 2


(1)  Name of Reporting Person                 Value Partners, Ltd.
     S.S. or I.R.S. Identification            75-2291866
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a           (a)
     Member of a Group (See instructions)     (b) X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)       WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization     Texas

Number of Shares    (7) Sole Voting Power     2,104,069*
Beneficially Owned
by Each Reporting   (8) Shared Voting         -0-
Person with:              Power

                    (9) Sole Dispositive      2,104,069*
                          Power

                   (10) Shared Dispositive    -0-
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person           2,104,069*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by          27.2%
     Amount in Row (11)

(14) Type of Reporting Person (See            PN
     Instructions)


_________________
* But See Item 5.

CUSIP NO. 16444H102      Amendment No. 10                Page 3


(1)  Name of Reporting Person                 Timothy G. Ewing
     S.S. or I.R.S. Identification            ###-##-####
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a           (a)
     Member of a Group (See instructions)     (b) X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)       PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization     Texas

Number of Shares    (7) Sole Voting Power     10,750*
Beneficially Owned
by Each Reporting   (8) Shared Voting         None
Person with:              Power

                    (9) Sole Dispositive      10,750*
                          Power

                   (10) Shared Dispositive    None
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person           10,750*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares         X
     (See instructions)

(13) Percent of Class Represented by          0.1%
     Amount in Row (11)

(14) Type of Reporting Person (See            IN
     Instructions)

_________________
* But See Item 5.

CUSIP NO. 16444H102      Amendment No. 10                Page 4


(1)  Name of Reporting Person                 Richard W. Fisher
     S.S. or I.R.S. Identification            ###-##-####
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a           (a)
     Member of a Group (See instructions)     (b) X

(3)  SEC Use Only

(4)  Source of Funds (See instructions)       PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization     Texas

Number of Shares    (7) Sole Voting Power     6,350*
Beneficially Owned
by Each Reporting   (8) Shared Voting         None
Person with:              Power

                    (9) Sole Dispositive      6,350*
                          Power

                   (10) Shared Dispositive    None
                          Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person           6,350*

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares         X
     (See instructions)

(13) Percent of Class Represented by          0.1%
     Amount in Row (11)

(14) Type of Reporting Person (See            IN
     Instructions)


_________________
* But See Item 5.

CUSIP NO. 16444H102      Amendment No. 10                Page 5


      The schedule 13D relating to the Common Stock, par value $.01 per share, of Cherokee, Inc. (the "Issuer"), filed with the Securities and Exchange Commission on February 6, 1995 by Value Partners, Ltd. ("Value Partners") is hereby amended for the tenth time as follows:


ITEM 1. SECURITY AND ISSUER

     The prior response to Item 1 remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

     The prior response to Item 2(a) is hereby amended as follows:

     This Statement is filed by Value Partners, a Texas limited partnership. Richard W. Fisher and Timothy G. Ewing, Fisher Ewing Partners, a Texas general partnership ("Fisher Ewing"), is the sole general partner of Value Partners. Mr. Fisher and Mr. Ewing are the sole partners of Fisher Ewing.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The prior response to Item 3 is hereby supplemented as follows:

     On May 22, 1997, Value Partners purchased 100,000 shares of Common Stock for an aggregate purchase price of $675,000 (including brokerage commissions). Such shares were purchased with the working capital of Value Partners.

     On June 20, 1995, November 22, 1995, and April 3, 1997, Mr. Ewing purchased for his SARSEP IRA account 3,300, 1,200, and 3,550, respectively, shares of Common Stock in transactions effected in the over the counter market for an aggregate purchase price of $35,837.53. On July 17, 1996 and April 3, 1997, Mr. Ewing purchased for his IRA rollover account 2,000 and 700, respectively, shares of common stock in transactions effected in the over the counter market for an aggregate purchase price of $14,012.45. All such shares were acquired with the personal funds of Mr. Ewing.

     On April 15, 1997, Mr. Richard Fisher, a general partner of Fisher Ewing Partners, which is the general partner of Value Partners, purchased 6,350 shares of Common Stock for his SARSEP IRA account in a transaction effected in the over the counter market for an aggregate purchase price of $39,941.50. These shares were acquired with the personal funds of Mr. Fisher.

ITEM 4. PURPOSE OF TRANSACTION.

     The prior response to Item 4 is hereby amended and restated as follows:

     Value Partners has acquired all 2,104,069 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

CUSIP NO. 16444H102      Amendment No. 10                Page 6


     Mr. Ewing acquired the 10,750 shares of Common Stock owned directly by him solely for his personal investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Mr. Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by him.

     Mr. Fisher acquired the 6,350 shares of Common Stock owned directly by him solely for his personal investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Mr. Fisher may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by him.

     Except as set forth above, none of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The prior response to Item 5(a) is hereby amended and restated as follows:

          (a) As of May 22, 1997, Value Partners beneficially owned 2,104,069 shares of Common Stock, representing approximately 27.2% of the Common Stock outstanding.

          As of May 22, 1997, Mr. Ewing beneficially owned 10,750 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding.

          As of May 22, 1997, Mr. Fisher beneficially owned 6,350 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding.

          According to the Issuer's Form 10-Q for the quarter ended
     March 1, 1997, a total of 7,726,986 shares of Common Stock were issued and outstanding as of April 10, 1997.

     The prior response to Item 5(b) is hereby amended and restated as follows:

          (b) Value Partners has the sole power to vote and dispose of the 2,104,069 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Fisher Ewing, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or direct the disposition of, the 2,104,069 shares of Common Stock owned by Value Partners. Mr. Fisher and Mr. Ewing, as general partners of Fisher Ewing, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the

CUSIP NO. 16444H102      Amendment No. 10                Page 7

     vote of, and the shared power to dispose or to direct the disposition of, the 2,104,069 shares of Common Stock owned by Value Partners.

          Mr. Ewing has the sole power to vote and dispose of the 10,750 shares of Common Stock owned directly by him. Mr. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned directly by him.

          Mr. Fisher has the sole power to vote and dispose of the 6,350 shares of Common Stock owned directly by him. Mr. Fisher does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned directly by him.

          The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Ewing, Mr. Fisher or Fisher Ewing is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act the beneficial owner of the 2,104,069 shares of Common Stock beneficially owned by Value Partners.

     The prior response to Item 5(c) is hereby amended and restated as follows:

          (c) During the past 60 days Value Partners effected the following transaction in the Common Stock in the over-the-counter market:

                      NUMBER OF SHARES OF
       DATE          COMMON STOCK PURCHASED      PRICE PER SHARE*
       ----          ----------------------      ----------------
       5-22-97              100,000                   $6.75

          During the past 60 days Mr. Ewing effected the following transactions in the Common Stock in the over-the-counter market:

                      NUMBER OF SHARES OF
       DATE          COMMON STOCK PURCHASED      PRICE PER SHARE*
       ----          ----------------------      ----------------
       4-3-97                 3,550                   $6.02
       4-3-97                   700                   $6.45

          During the past 60 days Mr. Fisher effected the following transaction in the Common Stock in the over-the-counter market:

                      NUMBER OF SHARES OF
       DATE          COMMON STOCK PURCHASED      PRICE PER SHARE*
       ----          ----------------------      ----------------
       4-15-97                6,350                   $6.29

       * Price per share includes brokerage commissions.

       The prior response to Items 5(d) and 5(e) remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The prior response to Item 6 remains unchanged.

CUSIP NO. 16444H102      Amendment No. 10                Page 8


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The prior response to Item 7 is hereby supplemented as follows:

     The following is filed as an exhibit to this Statement on Schedule
13D:

     Exhibit 4      Amended Agreement to File Joint
                    Statement on Schedule 13D dated
                    as of May 28, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 27, 1997

                              VALUE PARTNERS, LTD.

                              By:    FISHER EWING PARTNERS
                                     as General Partner


                                 By: /s/Timothy G. Ewing
                                     ----------------------------------
                                     Timothy G. Ewing
                                     as General Partner



                              /s/Timothy G. Ewing
                              ---------------------------------
                              Timothy G. Ewing


                              /s/Richard W. Fisher
                              ---------------------------------
                              Richard W. Fisher

CUSIP NO. 16444H102      Amendment No. 10                Page 9


                               EXHIBIT INDEX

                                                         PAGE NO.
                                                         --------

Exhibit 4     Amended Agreement to File Joint Statement     10
              on Schedule 13D dated May 28, 1997